December 15, 2006

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549
Attn: Jeffrey Riedler, Assistant Director

  Re:
  Optimer Pharmaceuticals, Inc.
  Registration Statement on Form S-1 (File No. 333-138555)

Dear Mr. Riedler:

        On behalf of Optimer Pharmaceuticals, Inc. ("Optimer" or the "Company"), we are responding to the Staff's letter dated December 7, 2006 (the "Comment Letter"), relating to the above-referenced Registration Statement on Form S-1 (the "Registration Statement"). In response to the comments set forth in the Comment Letter, the Registration Statement has been amended and Optimer is filing pre-effective Amendment No. 1 to the Registration Statement ("Amendment No. 1") with this response letter. For your convenience, we have repeated the Staff's comments below in bold face type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. References to "we," "our" or "us" mean the Company or its advisors, as the context indicates.

FORM S-1

General

  1.
  Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

    Other than the logo on the cover of the prospectus, the Company will not be using any graphic, visual or photographic information in the prospectus. The Company has supplementally provided a proof of the logo to be included on the cover page of the prospectus. The Company acknowledges that the Staff may have additional comments regarding this proof.

  2.
  Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

    The Company acknowledges the Staff's comment and will include pricing-related information in a pre-effective amendment to the Registration Statement prior to circulating a preliminary "red herring" prospectus. The Company acknowledges that the Staff may have additional comments when the Company files such amendment.

  3.
  Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean your range may not exceed $2 if you price below $20 and 10% if you price above $20.

    The Company acknowledges the Staff's comment and confirms that the price range to be included in the pre-effective amendment will be based on a bona fide estimate of the public offering within that range.

  4.
  Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

    The Company acknowledges the Staff's comment and has made appropriate changes throughout the Registration Statement to address each of the Staff's comments.

  5.
  Comments related to your request for confidential treatment will be provided under separate cover. Please be advised that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request.

    The Company acknowledges the Staff's comment and will await the Staff's further response.

Cover page

  6.
  Please remove the phrase "joint book-running managers."

    The Company has removed the phrase "joint book-running managers."

Prospectus Summary, page 1

  7.
  Throughout the document, including your business section, you reference several industry sources and various statistics and other figures, including statements relating to the market in which you expect your products to compete. Please provide us supplementally with copies of the sources from which you obtained the statistical and other data for the following statements. These copies should be marked to indicate the information supporting your statements.

  •
  "The combined market for prescription antibacterial drugs in 2004 for the United States, Japan, Korea, Germany, France, Italy, the United Kingdom and Spain exceeded $20 billion, according to IMS Health...." Page 1

  •
  "We estimate that CDAD affected over 550,000 patients in the United States in 2005. The total projected annual cost for treating CDAD in Europe is approximately $3.8 billion according to data presented at the 2006 Interscience Conference on Antimicrobial Agents and Chemotherapy, and we believe that CDAD incidence is growing in patients worldwide. We believe that the incidence of CDAD may be higher than what is currently being reported because many hospitals are not required to and do not report incidents of CDAD. In addition, we estimate that approximately 21 million patients are treated with antibiotics for infectious diarrhea annually in the United States. The CDC estimates that for the years 2005 and 2006 there were approximately 50,000 cases of travelers' diarrhea each day among the 50 million worldwide annual travelers to developing countries." Page 2.

  •
  "The anti-infective market is one of the largest therapeutic categories worldwide. According to IMS Health, the combined market for prescription antibacterial drugs in 2004 for the United States, Japan, Korea, Germany, France, Italy, the United Kingdom and Spain exceeded $20 billion. The market for anti-infective products is generally divided into two categories, nosocomial infections, which represent approximately 30% of the anti-infectives market, and community-acquired infections, which represent approximately 70% of the anti-infectives market. According to the U.S. Centers for Disease Control and Prevention, or CDC, approximately two million nosocomial infections occur annually in the United States and these infections can increase average length of hospital stays by approximately seven to nine days. Approximately four million nosocomial infections occur annually in Europe, three million in

    North America, two million in South America and two million in East Asia (excluding China). Nosocomial infections are costly to address, with an estimated annual aggregate healthcare cost in the United States and the United Kingdom of approximately $4.5 billion and $1.9 billion, respectively. In addition, in the United States, nosocomial infections cause approximately 80,000 deaths annually, making them one of the five leading causes of death in the United States. We believe that bacterial infections, especially infections caused by difficult-to-treat, drug resistant bacteria, cause or contribute to a substantial majority of these deaths." Pages 57 and 58.

  •
  "CDAD accounts for over 20% of antibiotic-associated diarrhea incidents as well as the majority of cases of antibiotic-associated colitis, or inflammation of the colon." Page 59.

  •
  "We estimate that CDAD affected over 550,000 patients in the United States in 2005. In the United Kingdom in 2005, the reported number of CDAD patients over 65 years of age was approximately 50,000, and we believe that CDAD incidence is growing in patients worldwide. We believe that the incidence of CDAD may be higher that what is currently being reported because many hospitals are not required to and do not report incidents of CDAD. Additionally, recent reports indicate that the incidence of community-acquired CDAD cases may be increasing. For example, at the 2006 Interscience Conference on Antimicrobial Agents and Chemotherapy, or ICAAC, a study conducted at one major U.S. city reported that the percentage of CDAD cases found to be community-acquired increased from 12% in 2003 to 22% in 2004 and to 29% in 2005." Page 59.

  •
  "According to the CDC, the increased rates of CDAD and severity of the disease may be caused by a combination of factors including the excessive use of antibiotics and the emergence of a new hypervirulent strain of C. difficile known as North American Phenotype 1/027, or NAP1/027. A study published in the medical journal Lancet... in the two years since mandatory surveillance of the disease was initiated in hospitals in 2004." Pages 59 and 60.

  •
  "Both metronidazole and oral vancomycin have shortcomings as treatments for CDAD including..." Pages 60 and 61.

  •
  "According to the CDC, up to 20% of long-term care patients are colonized with C. difficile." Page 63.

  •
  "We estimate that there are approximately 21 million patients annually who acquire infectious diarrhea in the United States, eight million of whom are treated with antibiotics. Bacteria cause approximately 80% to 90% of travelers' diarrhea in most localities, and the majority of these cases involve E. coli, Shigella or Salmonella. Severe infections can cause large fluid loss and result in dehydration and hospitalization. The CDC estimates that 30% to 50% of travelers to high-risk regions (including most of Asia, the Middle East, Africa, Central America and South America) will develop travelers' diarrhea during a one-to-two week visit. The risk of infection increases with the duration of travel and infection is possible throughout the world." Page 65.

  •
  "Many of the treatments for travelers' diarrhea have significant limitations. Limitations of ciprofloxacin, rifaximin and TMP/SMX, three of the most commonly prescribed treatments for infectious diarrhea, include one or more of the following...." Pages 65 and 66.

  •
  "We believe that Prulifloxacin will be differentiated and a better therapeutic course for bacterial infectious diarrhea for several reasons, including...." Page 66.

  •
  "According to the Kidney and Urology Foundation of America, an estimated ten million physician office visits in 2002 were due to UTIs, the second leading cause of infection following RTIs. UTIs account for up to 40% of nosocomial infections and, when present, can increase the average hospital patient cost by approximately $675 per patient. According to IMS Health, global sales of UTI prescription antibiotics exceeded $1.1 billion in 2003, with the United States accounting for approximately 62% of this market." Page 67.

  •
  "According to IMS Health, osteoarthritis is one of the most common types of joint diseases and is estimated to affect 33 million people in the United States in 2006." Page 68.

  •
  "According to the American Cancer Society, breast cancer was the second most common form of cancer among women in the United States, with more that 200,000 new cases and 40,000 deaths estimated in 2005. The survival rate for patients with metastatic breast cancer remains limited, with a median survival of two to three years and a five-year survival rate of less than 20%." Page 69.

To the extent that the statements are your beliefs or estimates, please present the basis for your estimates and beliefs. To the extent that these estimates are based on information obtained from other reports, you should provide these reports and explain how they were used to form your estimates.

    The Company has supplementally enclosed copies of the sources from which the Company obtained the statistical and other data for the referenced statements. The Company has highlighted in yellow the information supporting the relevant statements. To the extent that statements are the Company's beliefs or estimates, the Company has provided the basis for such estimates and beliefs. To the extent that the estimates are based on information obtained from other reports, the Company has supplementally provided these reports and explained how they are used to form the estimates.

Overview, page 1

  8.
  Please expand the discussion to briefly indicate that you currently have no products approved for commercial sale and you have not generated any revenues from commercial sales.

    The Company has revised the Overview section on page 1 of Amendment No. 1 to address the Staff's comment.

  9.
  We note the reference to the trials anticipated to be initiated in the fourth quarter of 2006. Where applicable throughout the prospectus, please update the discussion concerning the status and timing of trials and related events, e.g., pages 61 and 67.

    Where applicable throughout the prospectus, the Company has updated the discussions concerning the status and timing of trials and related events. The Company has updated the discussion throughout the prospectus to revise (a) the timing of the contemplated transition of the Company's Phase 2 clinical trial of Difimicin from the fourth quarter of 2006 to the first quarter of 2007, (b) the contemplated filing with the FDA of a new drug application for Difimicin from the second quarter of 2008 to the second half of 2008 and (c) the site locations of the Company's planned second Phase 3 trial of Prulifloxacin.

Our market opportunity, page 1

  10.
  Please define the term "CDC" the first time you use it.

    The Company has defined the term "CDC" on page 2 of Amendment No. 1, which is the first time the term "CDC" is used.

Our product candidates, page 2

  11.
  Please expand the discussion to indicate when you filed IND's for each of the first two product candidates in the table on page 2.

    The Company has revised the table on page 2 of Amendment No. 1 to address the Staff's comment.

  12.
  If the registrant or a party from which you acquired the rights to your lead candidates conducted previous Phase II clinical trials for any of the first two product candidates in your product pipeline table, i.e. same drug and same indication, the discussion in the prospectus should be expanded to describe the studies and the results obtained.

    Other than the Company's Phase 2 clinical trial disclosed in the prospectus, there has been no previous Phase 2 clinical trial for Difimicin. The Company is aware of only one other clinical trial of Prulifloxacin for the treatment of travelers' diarrhea. This trial was conducted in Japan by a third party but was performed using a 200 mg dosing regimen, as opposed to the 600 mg dosing regimen the Company is using. The Company has revised the disclosure in the Business section on page 67 of Amendment No. 1 to address the Staff's comment.

  13.
  We note your discussion on page one of Fast Track designation for your Difimicin product. Please revise your discussion to explain what Fast Track designation signifies and to clarify that such status does not mean you may eliminate any phases of clinical study. Please also state how the Fast Track status facilitates the drug development and regulatory review process.

    The Company has revised the disclosure in the Overview section on page 1 of Amendment No. 1 to address the Staff's comment. In addition, the Company has also revised the discussion in the Business section on page 81 of Amendment No. 1, which includes a more detailed explanation of Fast Track status.

  14.
  We note your discussion concerning selection for the Pilot 2 program. Please expand the discussion to describe the program, what the program is designed to accomplish, the number of participants in the program, method of selection, and whether participation in the program is in any way an indication of product efficacy and/or increased likelihood of regulatory approval of the product candidate.

    The Company has revised the disclosure in the Overview section on page 1 of Amendment No. 1 to address the Staff's comment. In addition, the Company has also revised the discussion in the Business section on page 82 of Amendment No. 1, which includes a more detailed explanation of the Pilot 2 program.

"Delays in clinical trials are common and have many causes....", page 14

  15.
  Please expand the discussion to quantify the reduced participation/enrollment in the Difimicin trials and describe how such reduced enrollment will affect your time schedule.

    The Company has revised the discussion on page 15 of Amendment No. 1 to address the Staff's comment.

"We and our collaborators rely on third parties to conduct our clinical trials....", page 16

  16.
  Please identify the third parties you substantially rely upon for conducting your clinical trials. Also, to the extent you have any agreements with such parties, please so indicate and describe in your business section the material terms of the agreement(s). You should also file the agreements as exhibits to the registration statement. If you have determined that you are not substantially dependent on these parties, please provide us with an analysis supporting this determination and disclose the number of parties you engage to conduct your clinical trials.

    The Company acknowledges the Staff's comment and respectively submits that Advanced Biologics, LLC is the only contract research organization that the Company substantially relies upon for conducting the Company's clinical trials. The Company has described the material terms of the Master Services Agreement with Advanced Biologics in the business section and has filed such agreement with the Registration Statement. Advanced Biologics has also subcontracted with other third-party contract research organizations for various aspects of the clinical trials. Substantially all of the more than approximately 16 organizations that conduct the Company's clinical trials do so through or under the supervision of Advanced Biologics. The Company has revised the discussion on page 16 of Amendment No. 1 to address the Staff's comment.

"Our business involves the use of hazardous materials....", page 28

  17.
  Please state whether you currently have reasonably adequate insurance for damage claims arising from your use of hazardous materials and quantify the extent of your insurance coverage.

    The Company has revised the discussion on page 28 of Amendment No. 1 to address the Staff's comment.

"It is difficult and costly to protect our intellectual property....", page 29

  18.
  We note there may be instances where your licensors and collaborators may be primarily or wholly responsible for the maintenance of patents and prosecution of patent applications. If you do not have the obligation to take action, do you have the right to take necessary action if the other party does not?

    The agreements with each of Par, SKI, TSRI and Cempra Phamaceuticals are silent as to the Company's rights to take action for the maintenance of patents and prosecution of patent applications if the other party does not. Under the Nippon Shinyaku agreement, in the event Nippon Shinyaku fails to take all steps necessary to seek extension of the licensed patents in the United States 180 days after the Company requests such action be taken, then the Company may take all necessary actions to extend the licensed patents. The Company has revised the discussion on page 30 of Amendment No. 1 to address the Staff's comment.

"We will incur significant increased costs as a result of operating as a public company....", page 34

  19.
  Please expand the discussion to describe the deficiencies in the resources of the financial management department and quantify the amount of additional funds and personnel required to remedy the material weaknesses and deficiencies. In this regard, we note the absence of any discussion in the use of proceeds section with respect to resolving internal control problems.

    The Company has not identified any material weaknesses and deficiencies. However, the Company has revised the disclosure on page 34 of Amendment No. 1 to clarify that it has plans to hire additional personnel to supplement its accounting and finance department. The Company has also revised the discussion in the Use of Proceeds section on page 40 of Amendment No. 1 to include additional disclosure addressing the hiring of additional personnel.

"If you purchase shares of common stock in this offering, you will experience immediate dilution....", page 35

  20.
  Please revise this discussion to also state that shareholders will contribute    % of the total amount to fund the registrant but will only own     % of the outstanding shares.

    The Company has revised the discussion on page 36 of Amendment No. 1 to address the Staff's comment.

"Use of proceeds," page 39

  21.
  Please describe for which "general corporate purposes" you plan to use the proceeds from this offering. State an approximate dollar amount for each use.

    The Company has revised the discussion on page 40 of Amendment No. 1 to address the Staff's comment. The Company has not currently identified any other specific uses for the net proceeds from the offering other than as disclosed in the revised prospectus.

  22.
  We note you may use a portion of the net proceeds to fund possible in-licenses and acquisitions. Please clarify from which currently specified allocation(s) you will take funds for such possible use.

    The Company has revised the discussion on page 40 of Amendment No. 1 to address the Staff's comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

Critical Accounting Policies and Estimates, page 49

Stock-Based Compensation, page 50

  23.
  Please revise this discussion to provide a more detailed description of the valuation methodologies used to determine the fair value of the common shares associated with these grants. Further, please remove your references to how you "ratably increased the estimated fair value" as described at the top of page F-27 because such a methodology would appear to ignore the volatility inherent in a stock valuation methodology. Please note that we may have additional questions regarding the valuation methodologies once the price range of the offering has been determined.

    As discussed with Vanessa Robertson of the Staff on December 14, 2006, the Company supplementally advises the Staff that it believes that the increase in fair value of its common stock from January 2006, when the Company achieved its second major developmental milestone, through October 5, 2006, when it initiated its initial public offering process, was in fact ratable, based on its financing events and the fact that there were no other significant development or operational milestones during that period. The Company's significant milestone in January 2006 occurred shortly after the completion of the Company's Series D financing, which was the basis for the reassessment of fair values starting in January 2006. From January 2006, the Company continued to make progress in its business as expected, focusing on hiring senior level executives and continuing development and potential commercialization efforts with respect to its product candidates. Shortly after hiring a CFO in June 2006, the Company began informal discussions with potential underwriters regarding a possible initial public offering. In October 2006, the Company selected underwriters and held the organizational meeting for its initial public offering.

    Accordingly, while the Company has revised the discussion on pages 52 and F-27 of Amendment No. 1 to address the Staff's comment, it has not removed the reference to the ratable increase of the estimated fair value of its common stock. The Company acknowledges that the Staff may have additional questions related thereto.

Our product candidates, page 58

  24.
  Please expand the discussion to explain what a "proof of concept trial" is and how it may relate to the typical three stage trial process.

    The Company has revised the table on page 61 of Amendment No. 1 to include an appropriate definition of the term "proof of concept trial."

  25.
  We note your discussion concerning the results of your clinical trials. Please revise your discussions regarding each product to include appropriate caveats indicating the results do not necessarily provide enough evidence regarding the efficacy or safety to support an application with the FDA, that additional tests will be conducted, and that subsequent tests often do not corroborate earlier results.

    The Company has revised the discussion on page 60 of Amendment No. 1 to address the Staff's comment.

Clostridium Difficile-Associated Diarrhea—page 59

  26.
  Please expand the discussion to clarify whether your product candidate is designed to treat the new hypervirulent strain. In addition, please clarify whether use of your product could potentially also result in increased rates of CDAD and severity of the disease.

    The Company has revised the discussion on page 64 of Amendment No. 1 to address the Staff's comment.

Collaborations, Commercial and License Agreements and Grants, page 71

  27.
  Please expand the discussion to quantify the aggregate milestone payments payable and amounts paid to date under the Nippon Shinyaku, SKI, Cempra and TSRI agreements, respectively.

    The Company has requested confidential treatment of the aggregate milestone payments payable to each of Nippon Shinyaku, SKI, Cempra and TSRI and respectfully requests that the Staff consider the Company's application for such confidential treatment. The Company acknowledges that comments to the confidential treatment request are forthcoming. The Company has revised the discussion on page 75 of Amendment No. 1 to include amounts paid to date to Nippon Shinyaku. Other than the shares issued to SKI and TSRI disclosed in the registration statement, no other payments have been made to SKI, Cempra or TSRI to date under these agreements.

  28.
  Please quantify the value of the 520,000 shares of common stock issued to TSRI at the time they were issued.

    The Company has revised the discussion on page 76 of Amendment No. 1 to address the Staff's comment.

  29.
  Please revise the discussion of your service agreement with Advanced Biologics to describe the payment terms.

    The Company's master services agreement with Advanced Biologics does not contain specific payment terms. The payment terms are agreed to and detailed in separate work orders issued under the master services agreement and each such work order covers projects performed by Advanced Biologics for us or on our behalf. The Company has revised the discussion on page 77 of Amendment No. 1 to include the total amount of issued work orders.

Exhibit 5.1

  30.
  We note that the opinion you have filed as exhibit 5.1 includes blank spaces. Please either file a new opinion which includes the number of shares being registered and the number of shares subject to the over allotment or revise your index to indicate that the actual opinion will be filed by amendment.

    The Company has revised the index on page II-4 of Amendment No. 1 to indicate that the actual opinion will be filed by amendment.

Exhibit 10.4

  31.
  The index of exhibits indicates a request for confidential treatment has been made with respect to this exhibit, however the exhibit itself does not contain a statement that portions have been omitted pursuant to a confidential treatment application. Please advise or revise.

    The Company has revised and re-filed Exhibit 10.4 to include a statement that portions have been omitted pursuant to a confidential treatment application.

Consolidated Financial Statements, page F-1

  32.
  Your current interim financial information is now stale. Please provide updated interim financial information through September 30, 2006.

    The Company has provided updated interim financial information through September 30, 2006.

Consolidated Balance Sheets, page F-3

  33.
  Please disclose on the face of this statement the aggregate liquidation preference of the "Series A convertible preferred stock." Refer to paragraph 6 of SFAS 129.

    The Company has revised its Consolidated Balance Sheet on page F-3 of Amendment No. 1 to address the Staff's comment.

Note 1. Organization and Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-10

  34.
  Please clarify your language related to the fixed fee contracts discussed in the last paragraph on page F-10 or better describe how the "performance requirements" related to these contracts are determined. Include a discussion of the metrics used to determine these requirements. If an input measure such as cost is used, clarify for us why such a measure is appropriate given that output measures are typically more reliable for determining progress.

    The Company has revised the discussion on pages 50 and F-10 of Amendment No. 1 to address the Staff's comment. The Company supplementally advises the Staff that the Company has no fixed fee arrangements. The Company revised the disclosure to include the method of accounting for research services performed by the Company.

Note 6. Revenue and Other Collaborative Agreements, page F-18

Other Collaborative Agreements, page F-20

  35.
  Please disclose the aggregate amount of the milestone payments to be made under the Cempra Pharmaceuticals and Nippon agreements along with a description of the events that would trigger these payments. Also revise your discussion related to contractual obligations on page 55 to include a similar discussion. In addition, please expand your disclosure to include the termination provisions of the agreements with both the Cempra Pharmaceuticals and Nippon Shinyaku.

    The Company has requested confidential treatment of the aggregate milestone payments payable to each of Cempra Pharmaceuticals and Nippon Shinyaku and respectfully requests that the Staff consider the Company's application for such confidential treatment. The

    Company acknowledges that comments to the confidential treatment request are forthcoming. The Company has revised the discussion on page F-20 of Amendment No. 1 to include a description of the events that would trigger these payments under the Cempra Pharmaceuticals agreement. The Company has disclosed a description of the event that would trigger the payments to Nippon Shinyaku on page F-21. The Company has also revised the discussion related to contractual obligations on page 57 of Amendment No. 1 to include similar disclosures. The Company has further revised the disclosure on pages F-21 of Amendment No. 1 to include the termination provisions of the Cempra Pharmaceuticals and Nippon Shinyaku agreements.

Note 8. Redeemable Convertible Preferred Stock and Stockholders' Deficit, page F-22

Conversion Rights, page F-23

  36.
  Please clarify the events that would trigger adjustments to the conversion ratios for the preferred shares.

    The Company has revised the discussion on page F-23 of Amendment No. 1 to address the Staff's comment.

Warrants, page F-25

  37.
  Please disclose the fair value assigned to these warrants and the assumptions used in determining that value. Clarify how you accounted for these issuances.

    The Company has revised the discussion on page F-25 of Amendment No. 1 to address the Staff's comment.

* * * * * * * * * *

        We would very much appreciate the Staff's prompt review of Amendment No. 1. Should you have any follow-up questions, please call Martin Waters at (858) 350-2308 or the undersigned at (858) 350-2364.

Very truly yours,
WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ Mark Liu Mark Liu

Enclosures

cc:
Michael N. Chang, Optimer Pharmaceuticals, Inc.
John D. Prunty, Optimer Pharmaceuticals, Inc.
Martin J. Waters, Wilson Sonsini Goodrich & Rosati, P.C.
Cheston J. Larson, Latham & Watkins LLP
Divakar Gupta, Latham & Watkins LLP
Robert Bruning, Ernst & Young LLP